# Record Ownership and Voting Agreement

This Record Ownership and Voting Agreement (this "Agreement") is entered into as of the date of electronic consent by the parties using the website www.netcapital.com (the "Portal"), by and among NetCapital Funding Portal Inc., a Delaware corporation ("NetCapital"), MG Teixeira Inc,  a Connecticut corporation (the "Record Owner"), and the undersigned investor ("Investor").

The Record Owner  has agreed to open and maintain the Account (as defined below) for Investor and to provide other services to Investor in connection with the Account. This Agreement sets out, among other things, the terms under which the Record Owner will provide those services to Investor and the arrangements that will apply in connection with those services.

In consideration of the mutual promises herein made and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

# 1. Interpretation

## 1.1 Definitions

In this Agreement:

- "Account" means the account opened by the Record Owner and consisting of the beneficial interests in any Shares that were offered for sale by the Issuer on the Portal and purchased by Investor.
- "Account Balance" means, in relation to the Account, the number of Shares of each Issuer beneficially owned by Investor, including all of Investor's rights to and interest in the balance from time to time on that Account.
- "Business Day" means a weekday that is not a federal holiday.
- "Escrow Agent" means Boston Private Bank and Trust Company.
- "Fees" means the fees and charges referred to in clause 5.1 of this Agreement.
- "Issuer" means each issuer of the Shares.
- "Shares" means the beneficial interests in the uncertificated shares of common stock or preferred stock or the units of convertible debt, limited liability company membership interests or limited partnership interests that were beneficially purchased by Investor on the Portal.
- Termination Date" means the date on which this Agreement is terminated by the Record Owner or by Investor as permitted hereunder.
- "Transfer Agent" means Equity Stock Transfer LLC, or a successor transfer agent.
- "Withdrawal Date" means the date referred to in clause 2.2 of this Agreement.

## 1.2. Headings

The headings in this Agreement do not affect its interpretation.

### 1.3. Singular and plural

References to the singular include the plural and vice versa.

# 2. Account

### 2.1. Opening Account

The Record Owner shall open and maintain the Account for the beneficial interests in the Shares beneficially held by Investor.

### 2.2. Deposits and withdrawals

The balance of Investor's Account shall reflect the Shares beneficially held by Investor. A deposit of Shares is made into Investor's Account when the Escrow Agent sends payment funds to the Issuer or a seller of Shares, as the case may be, and the Record Owner receives a record from the Transfer Agent of the number of Shares that Investor beneficially holds. A withdrawal occurs when the Record Owner receives notice from the Transfer Agent that the Shares have been beneficially sold or transferred.

### 2.3. Reports

Reports relating to deposits into and withdrawals from the Account and the Account Balance will be available to Investor daily by means of a section on the Portal to which Investor may log in.

# 3. Services of the Record Owner

### 3.1. General

Investor and the Record Owner understand and agree that the Record Owner will be the legal but not the beneficial owner of the Shares.

### 3.2. Ownership of Securities

The Record Owner will be the sole holder of legal title to the Shares while Investor will hold beneficial ownership of the Shares. The Record Owner will be the sole record holder of the Shares on the books and records of the Issuer. The sole dispositive record of Investor's beneficial ownership of the Shares will be in the books and records of the Transfer Agent. Investor shall be entitled to all proceeds of the sale of Shares, net of fees and commissions.

### 3.3. Voting of Securities

Prior to the Withdrawal Date, at every meeting of the equity or interest holders of the Issuer called with respect to any matter, and at every adjournment or postponement thereof, and on every action or approval by written consent or resolution of the equity or interest holders of the Issuer, Investor agrees that the Record Owner shall vote Investor's Shares, in the event Investor's Shares contain voting rights, in a manner reasonably determined to be in the best interest of Investor.

### 3.4. Insurance

The Record Owner and Investor understand and agree that the Record Owner may maintain insurance in support of the Record Owner's obligations under this Agreement, including covering any loss of the Shares. In the event that the Record Owner elects to reduce, cancel or not to renew such insurance, the Record Owner may give Investor prior written notice as follows: in the case of a reduction, the Record Owner may endeavor to provide such notice at least 30 days prior to the effective dateof the reduction; and in the event of a cancellation or expiration of the insurance without renewal, the Record Owner may provide such notice at least 30 days prior to the last day of insurance coverage. Investor acknowledges that any such insurance is held for the Record Owner's benefit and not for the benefit of Investor, and that Investor may not submit any claim under the terms of such insurance.

### 3.5. Notice of Changes

The Record Owner may notify Investor promptly in writing of the following: (i) the Record Owner receives notice of any claim against the Account other than a claim for payment of safe custody or administration permitted by this Agreement; (ii) the Record Owner otherwise fails to comply with any of the provisions of this Agreement; or (iii) any of the Record Owner's representations and warranties in clause 4 shall cease to be true and correct.

# 4. Obligations of the Portal

NetCapital shall notify or cause to be notified each Issuer of Shares of the identity of the Record Owner of the Shares of such Issuer.

# 5. Representations and Warranties

### 4.1. Investor's representations

Investor represents and warrants that:

1. Investor is the beneficial owner of the Shares;
2. Investor has all necessary authority, powers, consents, licenses and authorizations and has taken all necessary action to enable Investor lawfully to enter into and perform Investor's duties and obligations under this Agreement; and
3. This Agreement and the obligations created under it are binding upon Investor and enforceable against Investor in accordance with its terms (subject to applicable principles of equity) and do not and will not violate the terms of the

rules or any order, charge or agreement by which Investor is bound.

## 4.2. The Record Owner's representations and warranties

The Record Owner represents and warrants to Investor that:

1. this Agreement has been duly authorized, executed and delivered on the Record Owner's behalf and constitutes the Record Owner's legal, valid and binding obligation; and
2. the execution, delivery and performance of this Agreement by the Record Owner does not and will not violate any agreement by which the Record Owner is bound.

# 5. Fees and Expenses

## 5.1. Fees

The Record Owner's fees will be paid in accordance with the fee agreement that has been executed by the Portal and the Record Owner. There are no fees payable by the Investor.

# 6. Scope of Responsibility

## 6.1. Exclusion of liability

The Record Owner may use reasonable care in the performance of its duties under this Agreement and will only be responsible for any loss or damage suffered by Investor as a direct resultof any gross negligence, fraud or willful misconduct on the Record Owner's part in the performance of the Record Owner's duties, and in which case the Record Owner's liability will not exceed the aggregate market value of the Shares at the time of such gross negligence, fraud or willful misconduct.

## 6.2. Force majeure

Neither the Record Owner nor any of the Record Owner's directors, employees, agents or affiliates shall incur any liability to Investor if, by reason of any provision of any present or future law or regulation of any governmental or regulatory authority or stock exchange, or by reason of any act of God or war or terrorism, pandemic or other circumstances beyond the Record Owner's control, the Record Owner is prevented or forbidden from, or would be subject to any civil or criminal penalty on account of, or are delayed in, doing or performing any act or thing which by the terms of this Agreement it is provided shall be done or performed and accordingly the Record Owner does not do that thing or does that thing at a later time than would otherwise be required.

## 6.3. Exculpation in respect of offering documents

The Record Owner and its officers, directors, employees, agents and sub-record owners, if any, shall not be responsible or liable in any manner for any recitals, statements, representations or warranties made by any person other than the Record Owner including, but not limited to, statements contained in any material relating to the offering and sale of Shares.

# 7. Termination

## 7.1. Method

The Record Owner may terminate this Agreement by giving not less than 60 Business Days' prior written notice to Investor and the Portal, provided that the Record Owner may terminate this Agreement immediately on written notice in the event that any of the statements set out in clause 4.1(a)-(c) become untrue. Clauses 6, 7.2 and 9 shall survive termination of thisAgreement.

Investor may terminate this Agreement by giving not less than 60 Business Days' prior written notice to the Record Owner and the Portal in the event that the Record Owner is found, in a final determination not subject to appeal, to have committed an act of gross negligence or willful misconduct in respect of its duties as Record Owner hereunder.

## 7.2. Existing rights

Termination shall not affect rights and obligations then outstanding under this Agreement, which shall continue to be governed by this Agreement until all obligations have been fully performed.

## 7.3. Website

Effective upon the Termination Date, Investor's use of the Website will automatically be terminated and Investor will be permitted no further access to the Website until Investor has purchased other Shares.

# 8. Notices and Recordkeeping

## 8.1. Form

A notice or other communication given to Investor under or in connection with this Agreement may be given using the contact information Investor provided to the Portal.

## 8.2. Method of transmission

Any notice or other communication required to be in writing may be delivered by email, receipt confirmed, to the Portal or the Record Owner at the following email addresses:

If to the Record Owner:

MG Teixeira Inc
mannyteixeria@gmail.com

If to the Portal:

Netcapital Funding Portal Inc
paul@netcapital.com

# 9. General

## 9.1. No advice

The Record Owner's duties and obligations under this Agreement do not include providing Investor with investment advice. In asking the Record Owner to open and maintain the Account, Investor does so in reliance upon Investor's own judgment and the Record Owner shall not owe to Investor any duty to exercise any judgment on Investor's behalf as to the merits or suitability of any deposits into, or withdrawals from, an Account.

## 9.2. Assignment

This Agreement is for the benefit of and binding upon the parties and their respective heirs, successors and assigns. Investor may not assign, transfer or encumber, or purport to

assign, transfer or encumber, Investor's right, title or interest in relation to any Account or any right or obligation under this Agreement or any part of any of the foregoing unless the Record Owner otherwise agrees in writing.

## 9.3. Amendments

Any amendment to this Agreement must be agreed in writing and be signed by all parties hereto. Unless otherwise agreed, an amendment will not affect any legal rights or obligations that may already have arisen.

## 9.4. Partial invalidity

If any of the clauses (or part of a clause) of this Agreement becomes invalid or unenforceable in any way, the validity of the remaining clauses (or part of a clause) will not in any way be affected or impaired.

## 9.5. Entire agreement

This document represents the entire agreement of the parties, and supersedes any previous agreements and understandings among the parties relating to the subject matter of this Agreement.

## 9.6. Joint and several liability

Investor's responsibilities under this Agreement are joint and several if applicable.

## 9.7. Counterparts

This Agreement may be executed in any number of counterparts each of which when executed and delivered is an original, but all the counterparts together constitute the same agreement.

## 9.8. Governing Law and Jurisdiction

This Agreement is governed by and construed in accordance with the laws of the State of Delaware without regard to its conflicts of laws principles.  The parties agree that the United States District Court for the Delaware shall have sole and exclusive jurisdiction to determine any issues arising under this Agreement, and all Parties to this Agreement agree to submit to personal jurisdiction in Wilmington, Delaware, for the purpose of resolving any issue arising under or related to this Agreement.

**Main Video Transcript-**

With the rapid growth of E-Learning TECHNOLOGY over the past several years, colleges, universities, and training programs have been moving online.  This trend is creating massive social change by democratizing education and making it accessible to anyone with Internet access.

But VALIDATING the knowledge and training a person receives online requires proctors to monitor remote exam sessions to ensure that NO CHEATING OCCURS just is the test were taken in person.

Last year, $430 MILLION dollars was spent on remote proctoring services across MULTIPLE SEGMENTS.

And that market is predicted to reach more than $1.3 BILLION by 2027.

High stakes exams face major challenges when it comes to online testing because the standard "single webcam" model simply provides TOO MANY opportunities for cheating.

Proctor360 has developed innovative solutions to these critical challenges that will help fuel the growth of E-Learning and online testing.  Our patent pending 360 Total View headset allows remote proctors to capture a complete 360-degree view of a test taker's environment during a remote exam.

When a student registers to take an online test, they use the headset during the exam session and our remote proctors monitor the complete environment JUST AS IF THEY WERE IN THE SAME ROOM.

With 360 Total View, crucial exams such as professional certifications and licensures, state bar exams, and medical board exams can be taken online with total assurance that the candidate did not cheat.  And because our technology captures multiple video streams as well as audio and on-screen activity, we're able to remotely proctor exam types that NONE of our competitors can with the same level of integrity.

  Proctor360 started with a small seed funding round in 2019, and since that time we've completed production of Version 1 of the 360 Total View headset and platform.

AND THEN WE WENT FURTHER.

During the pandemic, we expanded our proprietary cloud-based software platform into a SaaS solution for academic testing centers so that these institutions can use the software to proctor their own students remotely.

We now offer a complete array of remote proctoring services including auto-proctoring via AI and single cam service for less secure exams.

Our FLEXIBLE solutions and superior level of exam security enabled us to acquires customers across Higher Education, Professional Certification, and even employee testing for a Fortune 100 nuclear energy company where the exam content is controlled by national security regulations.

THE NEXT STEP is to expand our marketing and sales operations and to start production on VERSION 2 of the 360 Total View headsets.  We have interested customers WAITING for a larger manufacturing run so that we can proctor their most crucial exams with 360 Total View.

This round of funding is an opportunity to be a part of an exciting change in the growth of E-Learning – a market that is ITSELF predicted to exceed $1 Trillion Dollars by 2027.

At Proctor360, OUR VISION is to build new solutions that will ensure fair and accurate exam results WHEREVER they're taken.  Because proctoring online tests isn't REALLY about stopping cheating.
It's about ensuring that everyone with a desire to learn can access education and achieve advancement with the knowledge and skills they gain online.
We believe that fair and secure exams can be delivered anywhere in the world with the right tools, and we intend to lead the way.

**Kranthi Bathula-**
Ganga and I started Protor360 because we saw a gap in the market.

A comprehensive solution that secures the environment wasn't available.

So we created one.

As we continued our venture, we saw the need to expand our services
and allow other organizations to use our software to proctor their
own students.

We've not only developed a 360 headset,
but also a software platform that supports single cam
and AI based testing.

This software is not only used by Proctor360 to proctor exams,
but is a SaaS product that other organizations use.

Most of our competitors are doing testing one way.

What makes our platform unique is that it has the capability
to be completely flexible to meet any requirements.

Exam integrity is crucial to the testing process
because we want to validate that everyone taking
an exam has a fair shot at getting a score they deserve.

Over the past two years
our developers have been hard at work
making sure our platform is directly integrated
with all major learning platforms.

Since our last funding round,
we've been able to accomplish so much.
And with this new funding we'll be able
to scale up and go even farther.

**Scott Crumpler- Marketing Proctor360**

Proctor 360s vision is to be able to make elearning and distance education just as valid and have the exact same integrity that in person schooling does. Because if you can get an education anywhere with the reliable Internet connection, what we want is for the exams that you take online in order to be credentialed in order to validate that education, we want that education to have that same integrity the only way for the industry and for the people who are going to hire students that have elearning degree credentials we obtained online normally in order for them to trust and respect that learning.

Just as if you went to an in person University training program, let's say, is for the exams that we take to have that integrity as well, they have to be secure. They have to be able to trust that it's an exam you couldn't cheat in order to paths that Proctor 360 in, because if we can make that fair, it means that anyone can have access to the knowledge to advance their career, to get obtain new degrees. And that's really a division.

Let's say so. That's the vision. But from the investor's standpoint, you have to ask yourself, okay, how do you make that scale? Can you make a scale on how do you plan to do that? Well, we always looked at the rest of the industry and what most other Proctor companies have done.

They started with the technology, and then they sold it as a solution. We didn't do that. Proctor 360 pounders come from a background of in person testing and remote Proctor that they come from an academic background. And with the vision that Proctor 360 hats, what we want where we started is what does this industry eat? What does remote process?

I mean, in order to make distance learning and learning a real option for people to advance their careers and game new skills that are respected by the rest of the industry, they can actually help them improve their lives. What can we do with technology in order to make that better? How can we solve the problems that they face? We started with the problem, and then we use technology to develop a solution. Now, we've already proved them over the past couple of years that it's a solution industry wants.

Our biggest problem right now is just that we don't have enough hits and manufacturer to meet the demand for schools that are already interested in the 360 Total View service. So we know that it can scale. We know that there's a market for it, but how do we scale it? We actually have a couple of different plans in place for this, for institutional customers, for academic institutions, for community colleges, and even for online universities. If they want to distribute the headsets to their students directly, we can do that.

When we sign a contract with College, we can lease the headsets to them on an annual basis, and they can handle either allowing their students to come to campus, to a testing center, or to a library to check them out, or they can shift them to them. They can develop a process that works with their own existing rate. At the end of the contract, they can return the headsets and they'll be refurbished. But that's only attacking part of the potential marketing here. The other way that we scale this product is by going after the professional certifications, the licensures, the exams that are not part of an institution where you might already be in geographic proximity to.

So how do we make this service available to those customers, those individual students who want to take exams online? There are two things that we can do, the Proctor 360 obtain sanction as the proctoring service for a particular certification exam. Then a student can actually register for the exam on Project 360s website. They're shipped a headset a few days in advance. They go through a hardware check to make sure that their computer supports everything correctly.

They take the exam, use a headset, and then they just return the headset in the box with an included return ship label. It's very simple, but we can take that one step further. We'll actually be able to distribute these headsets to public libraries around the country. This now makes Proctor 360 total view service available anywhere. Imagine being able to go to a public library and checking out a headset just like this one, and going to either a private study room with the library or taking the headset home, taking your exam online using the headset, and then returning the headset to the library, just as if you were checking out a book by making some of these headsets available to every public library in the country.

Now we have the ability to not only Proctor sanctioned professional certification exams and exams of this nature, but to actually deliver to students all over the country wherever you're located. We want you to be able to take fully secure exam. That's the goal for Proctor 360. And we have this distribution model already set up so that we know how we're going to be able to reach more customers as soon as that manufacturing run into place. I have invested the last couple years of my life in this company, not only because I believe in the founders being not only because of that, but because I believe that there truly is demand in the marketplace for this product.

Right now. There are so many exams that are struggling to find ways to Proctor them remotely and keep the flow of new profession. So coming into the marketplace, when they don't trust the existing types of remote Proctor, you can't take the exam remotely. It means that you have to travel to an inverse testing center. These testing centers are already being overrun and above capacity before the pandemic.

And now is the distancing guidelines and things like that. In place is going to be more difficult. I believe in this product and his ability end a very specific need in this industry. And as we scale, it's all a question of example. Right.

The marketing guy, we have to think about how we're going to go to market and how we're going to reach profitability, how we're going to generate revenue. This business model makes that possible with private 360. We already have that technology. We've already built a platform. We've already built the hardware.

It's just about scaling right now. It's absolutely just about growth, things about growth at this point. And it's really an exciting time to be involved with this company, because that when Proctor 360 came up with the idea, the institutional SAS platform. It really was born out of a necessity. When the Pandemic kid, suddenly all of the in person colleges and universities around the country had to close their doors or at least limit their capacity to extreme degree.

It didn't just mean that all of these students could stay on and do their coursework online. Those infrastructures were set up or going to live in person exam centers on campuses, going to testing centers to take at least midterms and final exams. Colleges had to be looking for remote proctoring, even if it was something that they never trusted before or were reluctant to adopt. We asked ourselves a then this goes back to starting from the right angle. What is the problem?

And how can we use technology to solve that problem? Not coming up with technology and then figuring out, how do we sell it? You have to look at what are the needs of the industry you serve, and how can you create products that meet those needs? With the Pandemic hit, we have testing centers with large testing center staff, assessment coordinators, testing administrators, proctors who are all sidelined very important, trained professionals who suddenly couldn't be as involved with their students exam experience as they were before the panel.

When we said to ourselves, we built this proprietary cloud based software platform to Proctor exams for both.

Let's take it to the next level. Let's expand that functionality so that it becomes a software as a service solution for testing centers. It's a huge solution for an industry that has really needed it actually, for a long time, way before the Pantene, there could have been a lot more exams at in person colleges, brick and mortar universities that could have been taken online, except that there were good software solutions out of there. Now we're giving that credibility back to schools that want to use remote Proctor.

But having trusted the tools that were available before, and it's a tool that we've built to be infinitely scalable right out of the box to meet our own needs, we know what these testing and centers need because our founders run live testing centers, reaching out and making it possible to provide remote, remote proctoring to colleges.

Universities at every level of exam they offer across multiple exam types. This flexible array of options that we have means that we can capture a lot of market share with each University in each College that joins us as a customer.

**Ganga Bathula- Solutions for Fairness in Remote Learning**

This anemic has program that the education can be delivered online remotely because now the internet is growing up. America is investing a lot of money to take the internet to the village level of remote areas. Now the education can be delivered. But can you deliver the exam securely? Can you assure your kid that he's being delivered with a fair and balanced the exam across wherever your kid is taking or somebody else is taking?

That's the difference we want to bring on to the table. Technology enables two things. One is everything is easy. That means you can do anything possible using the technology, but at the same time they will allow you to change the way you wanted to do it. People, after doing certain education, they have to be given some kind of credentials with some kind of examination.

Whatever it is is technology enabling everybody to come onto the same platform. That's where the difference comes. Like you come to the testing center and you have the exam to be delivered where somebody's monitoring. So when you take the exam remotely from computer, you do not have any control on the test take. The test taker have control on everything.

It can do anything possible. And people are so clever nowadays because as I said, technology can be used both ways. Number one, to make it easy for you to learn. Number two, make it easy for you to cheat. Also, so far the technologies developed are meant to be only with the single webcam system and also some of the technologies like lockdown, browser and other things when you are taking an exam.

Obviously when it is a test center, when the student comes or test taker comes into your environment where he is taking test, they are being fully trained and ensure that they are not carrying anything under the test center. So that kind of environment setup is not possible when you are having the remote delivery of the examination. The reason is obviously have any control. The test taker is out in control. That's where you need to have a total monitoring system wherein number one, you are able to capture entire environments so that we are able to see every corner of the test Agam like the way you are having control in the test center, that how do you monitor the entire environment is with the 60 total view camera, you are able to capture everything.

And also we are providing the reported tools for the Proctor remotely so that he is able to he or she able to capture and also make sure that no interference with any of the cheating options. I'm an educated guy. I came from a real environment wherein there was no electricity and no internet for that he and I have to invent myself to get out of that Moreland when I say that with my heart that no other liberation has given any real value in this society than the education itself.

You're educated, you are going to be rich. That cannot be taken out by anybody anytime.

My plan is to provide a solution to the community which can work on its own in a way that they work hard for their education credentials. And they're living and make sure that they are successful in their life to do that. Obviously, the fairness is an important thing. If you do not give that fairness and people opportunity to the people, we cannot achieve anywhere across the block. No matter whatever it is, the politicians may talk, the people may talk.

But if there is no fairness in the game, I cannot be mining it. So to get that fairness, the technology is the only solution. That is my passion to develop this kind of products and solutions.

**Don Kassner- On the Growth of Remote Proctoring**
The last ten years, the growth rate a remote Proctor has been amazing. So we've seen a significant growth in education, really where remote proctoring started. But also in the last ten years, we've seen a transition over into certification and license or testing as well. We've seen it in professional testing and pre-employment. And so the entire industry has gone through this period of significant growth, and yet the most significant growth that yet to come. So we take a look at the numbers in the industry. We're going to find that we're only scratching the surface.

We're past the early adopters. We're getting into that sort of hockey stick road area of the industry. And we're going to see more and more testing move in this direction.

**Don Kassner: E-Learning and Proctor360**
Hi, I'm Don Kassner. I'm one of the early founders of one of the largest remote proctoring companies in the industry, left that in 2016. And now a strategic advisor to Pocket 360. E learning has been a big component of the growth of Fire for the last ten or even 15 years, as we had online universities. And he brought all the LMS's to campus.

And fact, we started using those LMS tools. The Pandemic has really changed everything. I could have this blended model. And so sort of the silver lining for education of the Pandemic is the fact that it took the whole industry and moved it forward. And so we're going to see e learning is a significant component of every class.

And remote proctoring from home allows us to do that. That allows us to separate that component of education and say this is something that's the least dynamic of what we do in the classroom. So we don't need it to be in the class. We could take it outside of the classroom, and then we can really take advantage of our classroom time to do these other value added. So as an educator, is Socratic method, right.

If we go way back thousands of years, what do they do soccer to sat around a room with a bunch of other knowledgeable people, and they discuss ideas that's the value of being together in the classroom. Testing itself. It's very Minear and very static. And it lends itself very well to take home model the remote proctoring model. So I believe faculty that figured it out, they really wanted to take advantage of the classroom time or kind of lend themselves towards remote testing.

When we founded the industry, the focus was on the webcam and on the candidate. But there's so much that's done outside of that area that we can't see. And so people got smart, right? They know how to do different things, how to bring things into the environment back to 360 camera at a very good time, because they were able to understand that you need to see the entire environment. You need to see what's happening at the test.

You need to really see the candidate from different angles, that you can secure the area. It's one thing to secure the test, but it's really important to secure the candidate, just like you would in a test center. A candidate comes in, you know who they're they are, what they've got on them, what materials they've got out. And you need to be able to see more of the testing environment than just this basic, front facing deal. And so all of the companies that are relying on that are missing on a huge part of the environment.

And that's what Pocket 306 is bringing to the table in this concept that we really need to see more. We need to see the candidate in there. R environment in order to secure a property, maybe take a look at the marketplace and the different layers that are elearning Ed tech. Specifically, track to 360 has the right idea at the right time. The track to 360 is understood.

If there's this Lane that exists, this huge Lane that people aren't filling right now. It's very simple. It's not intrusive. We take the test. We're plugging the headset.

We connect to the system. We take our test. We're done. We put it back in the box, we ship it back. And so Proctor to the 160 has the right viewpoint in this marketplace.

And you can see the market moving in this direction. So I think they're well positioned to be a dominant player in this industry.